
PROGEN
PHARMACEUTICALS

Progen Pharmaceuticals Limited

Annual Report 2015

Progen Pharmaceuticals Limited

Annual Report 2015

Contents

1 Chairman's Review
2 Technology
6 Financial Report
7 Directors' Report
24 Auditor's Independence Declaration
25 Statement of Profit or Loss and Other Comprehensive Income
26 Statement of Financial Position
27 Statement of Changes in Equity
28 Statement of Cash Flows
29 Notes to the Financial Statements
55 Directors' Declaration
56 Independent Auditor's Report
58 Intellectual Property Portfolio
60 ASX Additional Information
62 Corporate Directory

In accordance with ASX Listing Rule 4.10.3, Progen Pharmaceutical's Corporate Governance Statement can be found on its website at www.progen-pharma.com/investor/corporate.aspx

Our Vision

Progen's vision is two-fold:

to improve cancer patients' lives by providing them with improved oncology solutions; and to create long-term shareholder value through the discovery and development of novel cancer therapeutics.

Our Mission

To succeed we must:

- Be a world leader in design and development of novel cancer therapeutics.
- Maintain the trust of employees, customers and shareholders by communicating consistently and delivering on our commitments.
- Foster a culture of innovation and teamwork.

Chairman's Review

Dear Shareholders

It is with pleasure that I present to you the 2015 Annual Report of Progen Pharmaceuticals.

Last year we celebrated 25 years in business in the life sciences industry and I outlined the transformation that the Company has been through over this period of time. This year we have continued to look at ways we can evolve as a Company in order deliver projects and outcomes of value to patients and our shareholders. While there have been many challenges thrown at the Company this year, out of these challenges comes opportunity.

PG545

PG545 is a small molecule heparan sulfate mimetic and is a fully synthetic chemical entity. In preclinical models, PG545 blocks the growth of blood vessels inside tumours by inhibiting angiogenic growth factors, and can stop the spread of cancers to distant organs by blocking the enzyme known as heparanase. Recently, PG545 has been shown to block different pathways inside tumour cells which blocks the lines of communication required for cell survival, ultimately causing the death of cancer cells.

This year has led to more publications by Progen scientists and their collaborators, further extending the knowledge behind PG545's mechanism of action. Some of these scientific articles demonstrated the utility of PG545 in combination with existing chemotherapy, therefore assisting with planning and justification for the next stage of development.

The current Phase 1a trial to investigate the safety and tolerability of PG545 (intravenous infusion) in advanced cancer patients continues to progress, albeit with some delays due to the need for amendments to the study protocol. However, the 100 mg cohort was successfully completed and the current cohort at 150 mg remains under investigation. These dose levels are considered to be equivalent or above those used in many preclinical studies so it is anticipated that the Phase 1a trial will be completed by March 2016.

Pharmasynth

Pharmasynth is a wholly owned subsidiary of Progen and operates a 'currently Good Manufacturing Practice' (cGMP) certified manufacturing facility that provides development and contract manufacturing services to the pharmaceutical, veterinary and biotechnology industries on a fee for service basis.

2015 proved to be a tough year in the development and contract manufacturing industry. As noted below, manufacturing revenues were significantly down on previous years. While there is a steady stream of opportunities available, the challenge is to convert these opportunities into formal orders. The decrease in the Australian dollar against the US dollar provides an opportunity to more strongly compete for contract manufacturing work, both locally and internationally. However, unless there is a loosening of the industry expenditure constraints witnessed during 2015, the business will be faced with some difficult financial challenges.

Financial performance

The consolidated operating loss for the year ended 30 June 2015 was a loss of $4,684,104. This is an increase of 159.2% over the prior year loss of $1,806,945.

The increase in the loss for 2015 of $2,877,159 can be mainly attributed to the significant decrease in contract manufacturing revenues of Pharmasynth (down $2,069,844) and a corresponding increase in the manufacturing cost and expenses of $406,335. There was also a corresponding increase in research and development costs of $381,870 arising from non-clinical and clinical stage drug development activities including the Phase 1 clinical trial of PG545 as mentioned earlier.

Proposed acquisition of TBG Inc

On 1 May 2015 the Company announced that it had entered into a terms sheet in respect to the proposed acquisition of TBG Inc, a holding company focusing on the global molecular diagnostic business and is dedicated to the development, manufacturing and marketing of nucleic acid testing kits and services.

The Company is close to finalising its due diligence on this acquisition. Should the Company proceeds with the acquisition of TBG, then subject to shareholder approval it will be a further step in the Company's evolution as a life science/biotechnology business that provide real outcomes of value to patients and our shareholders.

On behalf of the team, I extend my thanks for your ongoing support again during 2015. I look forward to providing further updates to you at our 2015 Annual General Meeting.



Jitto Arulampalam
Executive Chairman

Technology

Muparfostat (PI-88)

An Anti-Angiogenesis and Anti-Metastatic Compound

Muparfostat (PI-88) is a dual angiogenesis and heparanase inhibitor with an extensive patent family in all the key markets covering its composition of matter and use in oncology. In June 2010, Progen signed a license and collaboration agreement with Medigen Biotechnology Corporation to complete product development and global commercialisation of muparfostat for use in oncology. Medigen is currently completing a Phase 3 clinical trial (named PATRON, ClinicalTrials.gov Identifier: NCT01402908) in post-resection liver cancer with sites in Taiwan, China, South Korea and Hong Kong. This randomised, placebo-controlled, multinational trial successfully enrolled and completed treatment in 520 patients. Disease free survival will be employed as the primary endpoint for efficacy assessment. Medigen announced interim analysis in August 2014, suggesting that the activity of muparfostat did not achieve the highly significant result required to stop the trial early and request accelerated approval from Asian regulators. In January 2015 Medigen brought forward the analysis of the PATRON clinical trial data and closed out the study. A final clinical study report is being prepared for submission to the Taiwan Food and Drug Administration. Medigen will make a decision on the next phase of PI-88 development based on the final results of the clinical study and discussion with regulatory authorities.

PG545

A novel agent designed to target the tumour microenvironment

Progen's proprietary drug candidate, PG545 affects several key mechanisms of cancer progression by modulating the tumour microenvironment – in other words, the neighbourhood of a tumour which consists of many other cell types supporting cancer growth. By modulating this microenvironment, PG545 has demonstrated potent anti-cancer activity in preclinical models for many different forms of cancer. Given the activity observed in these tests, PG545 is currently under clinical investigation in advanced cancer patients in a Phase I trial in Australia. The Phase I trial is designing to assess the safety and tolerability of PG545 in advanced cancer patients and this Phase 1 trial should be completed by early 2016. Further clinical trials will be required to evaluate the anti-cancer activity of PG545 either when given alone or in combination with other anticancer drugs.

The key mechanism of PG545 actually relates to modulation of five key processes within the tumour microenvironment (Figure 1).

Progen scientists and their collaborators have published and presented extensively on PG545 to demonstrate its effectiveness in a variety of cancer models. These findings, culminating from several years of research, now unequivocally reveal PG545's activity on the following processes critical for cancer development.

1. Cell invasion and metastasis
   PG545 is a competitive inhibitor of heparanase but also recently shown to reduce the expression of heparanase within primary tumours and metastatic tissue. This significantly reduces the formation of metastasis and improves survival in a model of breast cancer[1]. Recently collaborators have found that heparanase confers growth advantages to cancer cells under stress (e.g. one way in which resistance to chemotherapy can occur) and that PG545 also blocks this process known as autophagy[2].

2. New blood supply/angiogenesis
   PG545 binds to angiogenic growth factors vascular endothelial growth factor (VEGF) and several members of the fibroblast growth factor (FGF) family[3] which leads to a reduction in angiogenesis and the function of the blood vessels[4]. This effect also reduces tumour growth, metastasis and increases survival in models of pancreatic cancer[4].

3. Cancer cell growth
   Blocking the activity of growth factors such as FGF2 and heparin binding-epidermal growth factor(EGF)-like growth factor (HB-EGF) in ovarian cells is also linked to greater effectiveness of PG545 (especially when administered in combination with chemotherapy) and enhances survival in models of ovarian cancer[5].

4. Cancer cell survival
   The inhibition of the Wnt protein by PG545 is a new finding currently being submitted for publication in a scientific peer-reviewed journal which further contributes to the unique activity of the compound. The Wnt pathway has recently become of tremendous interest as an avenue of new therapeutic opportunity. Dysregulation of Wnt proteins and its mediator ß-catenin has been implicated in many cancers of the colon, pancreas, ovary, lung, breast, kidney and leukemia[6] and targeting this pathway is a major focus of pharmacological research and development[7].


Blood vessel cells
TARGET
PROCESS
Heparanase
Cell invasion
VEGF
New blood supply
Cancer cells
FGF2
HB-EGF
Cell growth
Wnt
Cell survival
Natural killer cell
Immune cells
Modulate immunity
Macrophage & MDSC

Figure 1: The targets of PG545 which modulate five key processes within the tumour microenvironment.


Microfluidics
Corporation

5. **Immunomodulation**
   The Regulation of the body's immune cells has long been associated with influencing survival outcomes in cancer patients. PG545 has been demonstrated to stop certain types of immune cell that are considered to promote cancer development. These cells are called macrophages and myeloid-derived suppressor cells (MDSCs) that are capable of secreting pro-tumour enzymes including heparanase. However, PG545 has been shown to stop their infiltration into tumours in a model of pancreatic cancer[4]. Emerging data now suggests that PG545 also modulates the immune system leading to the activation of natural killer (NK) cells which are very effective at destroying lymphoma, a form of blood cancer[9]. Taken together, the studies suggest that PG545 can modulate the immune system to improve patient outcomes.

These five processes targeted by PG545 are considered five therapeutic targets of the hallmarks of cancer as described in the seminal review by Hanahan and Weinberg[8].

In March 2013, Progen announced a licensing deal with Medigen Biotechnology Corporation (Taiwan) relating to the development of PG545 for liver cancer and non-oncology indications. Progen retains the rights for all other oncology indications for PG545.

Future Focus

- Complete the PG545 Phase 1a clinical trial in advanced cancer patients (early 2016).
- Publish emerging science on PG545 in peer-reviewed articles.
- Prepare PG545 Investigational New Drug (IND) filing for the US FDA.
- Manufacture PG545 drug product to cGMP (current Good Manufacture Practice) grade in preparation for new clinical trials.
- Initiate PG545 Phase 1b/2a trials in selected cancer indications.
- Continue to seek licensing and partnering opportunities for PG545 during its development.

References

1. Hammond et al (2012) *PLOS One* 7 (12): e52175.
2. Shteingauz et al (2015) *Cancer Research* In Press.
3. Dredge et al (2011) *British Journal of Cancer* 104: 635-642.
4. Ostapoff et al (2013) *Molecular Cancer Therapeutics* 12 (7):1190-201.
5. Winterhoff et al (2012) *Cancer Research* 72, Issue 8, Suppl 1 doi: 10.1158/1538-7445. AM2012-LB-309
6. Saito-Diaz (2013) The way Wnt works: Components and mechanism. *Growth Factors* 31(1):1-31.
7. Voronkov and Krauss (2013) Wnt/beta-catenin signalling and small molecule inhibitors. *Current Pharmaceutical Design* 19: 634-664.
8. Hanahan and Weinberg (2011) Hallmarks of Cancer: The Next Generation. *Cell* 144: 646-674.
9. Brennan et al (2014) The heparan sulfate mimetic, PG545, induces a potent anti-lymphoma effect by enhancing innate immune activation by endogenous nucleic acids. *Presented at World Transplantation Conference*, San Francisco, 27th July. Poster #A115.

Financial Report
for the year ended 30 June 2015

Contents

7 Directors' Report
24 Auditor's Independence Declaration
25 Statement of Profit or Loss and Other Comprehensive Income
26 Statement of Financial Position
27 Statement of Changes in Equity
28 Statement of Cash Flows
29 Notes to the Financial Statements
55 Directors' Declaration
56 Independent Auditor's Report
58 Intellectual Property Portfolio
60 ASX Additional Information
62 Corporate Directory



Improving the lives of cancer patients

Directors' Report

for the year ended 30 June 2015

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2015.

1. Directors

The names of the company's directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Indrajit Arulampalam	(Executive Chairman)
Mr Heng Hsin Tang	(Non-Executive Director/Managing Director of PharmaSynth, resigned 13 March 2015)
Dr Hongjen Chang	(Non-Executive Director)
Dr Christopher Harvey	(Non-Executive Director, appointed 16 March 2015)

2. Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2015 (2014: Nil).

3. Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1. Discovery, research and development of potential pharmaceutical therapeutics for the treatment of human diseases; and
2. The provision of contract services related to the process development, manufacture and quality assurance of biopharmaceutical products.

The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2015 was a loss of $4,684,104, being an increase of 159.2% over the prior year loss of $1,806,945.

The increase in the loss for 2015 of $2,877,159 is mainly attributed to the significant decrease in contract manufacturing revenues of the manufacturing division of $2,069,844 and a corresponding increase in the manufacturing costs and expenses of $406,335. Moreover, there was an increase in research and development costs of $381,780 arising from the non-clinical and clinical stage drug development activities including the Phase 1 clinical trial of PG545.

The following table summarises the consolidated results:

	% Change	2015 $	2014 $
Revenue	(40.2)	3,443,201	5,753,570
Cost of Sales	12.6	(2,266,445)	(2,591,968)
Other income	33.2	925,848	694,888
Research and development expenses	(27.4)	(1,776,189)	(1,394,409)
Manufacturing facility expenditure	(34.8)	(2,835,480)	(2,103,622)
Administrative and corporate expenses	(1.5)	(2,173,084)	(2,141,309)
Other expenses	91.9	(1,955)	(24,095)
Operating loss	**(159.2)**	**(4,684,104)**	**(1,806,945)**

3. Results and Review of Operations (continued)

Earnings/(Loss) per Share and Net Tangible Assets per Share

	% Change	2015 cents	2014 cents
Basic and diluted loss per share	(157.6)	(8.5)	(3.3)
Net tangible assets per share	(56.6)	6.3	14.5

Management Discussion and Analysis

Revenue and Other Income

Total revenues earned during the year significantly decreased 32.2% to $4,369,049 in 2015 (2014: $6,448,458) due mainly to decrease in PI-88 related manufacturing contracts obtained from the group's licensee, Medigen Biotechnology Co.

Other income increased 33.2% to $925,848 primarily due to the research and development refund benefits of $853,771 (2014: $613,503) received during the financial year as a result of the Research and Development Tax Incentive Scheme. The increase was due to increased research and development expenses in 2014 from the Phase 1 clinical trial of PG545.

Interest income decreased 54.1% to $102,094 (2014: $222,619) during fiscal year 2015 primarily due to decrease in cash and cash equivalents.

	% Change	2015 $	2014 $
Revenue and other income			
Manufacturing	(38.3)	3,341,107	5,410,951
License fee revenue	(100.0)	–	120,000
Interest revenue	(54.1)	102,094	222,619
Other income	33.2	925,848	694,888
Total revenue and other income	**(32.2)**	**4,369,049**	**6,448,458**

Research and Development (R&D) Expenditure

The primary activities of the R&D division during the year were:

1. Nonclinical development of PG545;
2. Continuation of Phase 1a clinical trial of PG545; and
3. Characterisation and development of the manufacturing route for PG545.

Research and Development

Research and development expenditure increased 27.4% to $1,776,189 during the year ended 30 June 2015, primarily due to the Phase 1 multi-centre study to test the safety and tolerability of intravenously-infused PG545 in patients with advanced solid tumours commenced in December 2013.

The company expended $1,767,967 on the development of its anti-cancer compound PG545 (2014: $1,237,788).

Manufacturing

PharmaSynth operates a "currently Good Manufacturing Practices" (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

External revenues earned by the manufacturing division significantly decreased 38.3% to $3,341,107 in 2015 (2014: $5,410,951).

The net operating results of the manufacturing segment decreased to an operating loss of $1,760,818 (2014: $715,261 profit). This decrease was attributed to several factors; the impact of significant decrease in manufacturing revenues, and increase in operating costs due to increased number of employees in spite of some savings derived from staff redundancies during the second and third quarter of the fiscal year.

3. Results and Review of Operations (continued)

Liquidity

The Company ended the financial year with cash and cash equivalents and held-to-maturity investments totalling $2,813,301 compared with $5,596,215 at the previous year-end. Progen did not raise additional funds during 2015.

Cash and cash equivalents at 30 June 2015 were represented by of a mix of highly liquid interest bearing investments with maturities of up to 90 days and deposits on call.

Cash Flows

Cash of $2,481,739 was disbursed during the year to fund consolidated net operating activities, compared to $2,498,474 in 2014.

Cash inflows from investing activities amounted to $2,313,414 (2014: $4,032,093). This mainly includes the redemption of short term deposits to fund on-going operations. Capital expenditures of $302,186 (2014: $467,907) include the purchase of manufacturing plant and equipment as part of the strategy to boost operations of the manufacturing facility in line with anticipated increase in production.

Funding Requirements

Currently, there are no material commitments for capital expenditures. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen is undertaking a Phase 1a clinical development program of PG545. In support of this program, additional scientific and nonclinical experiments continue to explore the mechanism of action of PG545. In December 2013, the group commenced the Phase 1a clinical trial to test the safety and tolerability of PG545 in advanced cancer patients using an intravenous route of administration. Future manufacturing to produce GMP batches of PG545 will be required for trials beyond the current Phase 1a clinical trial. Assuming PG545 is able to proceed to Phase 1b and/or Phase 2 clinical trials in 2015/2016, the initiation of such studies will be subject to the group obtaining non-dilutive funding such as government research grants and/or undertaking capital raising to fund this further clinical development. The group will also continue to provide assistance for the further development of PI-88 to Medigen Biotechnology Corporation, the group's licensee.

Future cash requirements will depend on a number of factors, including the scope and results of nonclinical studies and clinical trials, continued progress of research and development programs, the company's out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

The Company estimates that the current cash and cash equivalents are sufficient to fund its on-going operations for at least 11 months from the date of this report. This excludes capital requirements outside of normal operating activities. As part of the requirement of the on-going acquisition strategy to acquire TBG Inc., Progen is required to raise capital ranging between $8 million to $10 million (refer 4 (iii) below for further detail).

4. Significant Changes in the State of Affairs

(i) Advancement of the PI-88 Phase III PATRON Clinical Trial Data Analysis

On 26 January 2015, the Medigen Board of Directors resolved to bring forward the analysis of PI-88 Phase III PATRON clinical trial data. Medigen executed a study conclusion plan for the PATRON trial with the clinical trial sites and investigators. After the collection of the clinical data, a comprehensive statistical analysis was to be performed and a final clinical study report prepared and submitted to TFDA. Once reviewed, Medigen will then make a decision on the next phase of PI-88 based on the final result of data analysis and discussion with regulatory authorities.

The outcome of the PI-88 PATRON Phase III trial will materially affect whether the Group obtains future milestone and royalty revenue from the PI-88 license.

(ii) Board Changes

On 13 March 2015, Mr. Heng Tang resigned as Non-executive director of the group and Managing Director of PharmaSynth. Following his resignation, Dr. Christopher Harvey was appointed as Non-executive director on 16 March 2015.

(iii) Proposed Acquisition of TBG and Strategic Review

On 1 May 2015, Progen announced that it has signed a Binding Term Sheet to acquire the company TBG Inc. ("TBG") (the "Strategic Transaction"), subject to due diligence, ASX, US OTC, ASIC, Taipei Exchange ("TPEx"), regulatory and shareholder approvals. A Binding Term Sheet has been signed between Progen Pharmaceuticals Ltd and TBG, Inc. Pursuant to the Binding Term Sheet, Progen has agreed to acquire 100% of TBG in return for issuing 101,722,974 new ordinary shares in Progen (being 64.8% of the total expanded capital base).

The proposed acquisition is subject to:

1. The parties' due diligence;
2. Regulatory approvals (ASX, ASIC, TPEx, etc);
3. Progen shareholder approval; and
4. Successful Progen capital raising of minimum AUD$8 million (to a maximum of AUD$10 million) at an issue price of $0.21 per Progen share.

4. Significant Changes in the State of Affairs (continued)

Progen has also commenced a review of whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the "Strategic Review"). Progen is currently conducting clinical stage drug development activities with the Phase 1 clinical trial of PG545 directed at testing the safety and tolerability of this drug for use in oncology, and owns a contract manufacturing biopharmaceutical company, PharmaSynth Pty Limited. Progen has determined that it will retain the asset PI-88 and this will not form part of the Strategic Review. The Strategic Review will consider a variety of options with the objective of maximising value for all of the Company's shareholders. The Company anticipates the Strategic Review will take approximately 2 to 4 months from 1 May 2015, the date of announcement

5. Significant Events after the Balance Date

No significant events have occurred after the balance date.

6. Likely Developments and Expected Results

The likely developments in the year ahead include:

i. Continuation of nonclinical studies and Phase 1a clinical trial study relating to the company's lead candidate, PG545;

ii. Providing necessary support to Medigen Biotechnology Corporation for the PI-88 License and Collaboration Agreement;

iii. Drive progress and increase profitability in the company's manufacturing business;

iv. Consider a variety of options, whether to retain, demerge or divest some or all of its current activities in light of the proposed acquisition of TBG (the "Strategic Review"), with the objective of maximising value for all shareholders; and

v. Engage in molecular diagnostics business as a result of business expansion from the potential TBG acquisition.

7. Directors – Qualifications, Experience and Special Responsibilities

Directors and Company Secretary in Office at the Date of this Report

Mr Indrajit Solomon Arulampalam

Executive Chairman

Audit Committee Chair, Remuneration Committee Chair

Mr. Arulampalam who is the current Chairman of Euro Petroleum Limited (Australian public company) is a Melbourne based businessman with over 20 years of extensive experience in corporate restructuring, capital raising, listing and running of public companies on the ASX.

Having started his career in Accounting, he spent more than 8 years with Westpac Banking Corporation in several key operational and strategic Banking roles before joining boards of public companies.

In 2004 Mr. Arulampalam was head hunted by Newsnet Ltd as its CEO to assist in the restructuring of the company, and to position it for an IPO. Since this appointment he was responsible for guiding the company through a successful restructure and positioned Newsnet as a leading innovator in the messaging/telco space to be recognised by the 2006 Australian Financial Review MIS Magazine as one of the "Top 25 global rising stars".

In May 2010, Mr. Arulampalam co-founded ASX listed potash mining and exploration company Fortis Mining Ltd (ASX: FMJ). As the Executive Chairman, he was instrumental in the company's acquisition of world class potash assets in Kazakhstan, a monumental deal which ultimately led to the company being awarded "IPO of the Year 2011". Mr. Arulampalam was also previously the Chairman of ASX listed companies Great Western Exploration Ltd (ASX: GTE) and Medicvision Limited (ASX: MVH)

Dr. Hongjen Chang

Non-Executive Director

Audit Committee Member, Remuneration Committee Member

Dr Chang is an experienced life sciences venture capitalist and is known for his expertise in health systems. He is currently the Chairman and CEO of YFY Biotech Management Company ("YFY") and President and CEO of Taiwan Global Biofund ("TGB"). YFY is one of the leading biotechnology investment companies in Taiwan and manages TGB, a ~US$70 million fund, and SME BioFund, a government sponsored matching fund. Dr Chang has sixteen years' experience in government in the Department of Health, Taiwan holding a variety of positions including Deputy Minister, President and CEO of the Bureau of National Health Insurance and Director General of the Center of Disease Control. Dr Chang has a medical degree from National Yang-Ming Medical College, a Master of Science in Public Health from National Taiwan University, and a Master of Health Policy and Management from Harvard School of Public Health.

7. Directors – Qualifications, Experience and Special Responsibilities (continued)

Directors and Company Secretary in Office at the Date of this Report (continued)

Dr Christopher Harvey

Non-Executive Director (appointed 16 March 2015)

Audit Committee Member, Remuneration Committee Member

Dr Harvey is currently the Chairman of Global Speciality Chemicals Pty Ltd and HealthGuard Corporation Pty Ltd which are privately owned Australian companies engaged in the research and development, manufacture and sales of HealthGuard® – Intelligent Biotech Solutions. HealthGuard®, the world leader in the innovation of Intelligent Biotech Solutions, includes a range of anti-bed bug, anti-dust mite, anti-mosquito, anti-bacterial and anti-fungal treatments for preventing and reducing diseases caused by infestations of the House Dust Mite and Bed bugs, Mosquito blood feeding and various other Gram-positive & Gram-negative strains of bacteria including the Super bugs MRSA and VRE.

Dr Harvey holds a Diploma in Art and Design and a Bachelor of Science in Colour Chemistry. Whilst studying for his Bachelor of Science, Dr Harvey concurrently researched a Master of Philosophy in Microbiology and went on to obtain a PhD in Organic Chemistry. Dr Harvey has regularly presented lectures to the governments of Thailand and Vietnam in order to improve their manufacturing skills.

Mr Blair Lucas, BA (Hons), LLB, GradDipEd (Sec), ACIS

Company Secretary

Mr Lucas has served as Company Secretary and in-house counsel for a number of private and public companies in both China and Australia. He has an in-depth knowledge of the Australian corporate regulatory environment and significant practical experience in China, including various capital raisings, cross-border transactions, and corporate and commercial law. Blair holds an LLB, a BA (Hons) in Chinese and is a member of the Governance Institute of Australia (formerly Chartered Secretaries Australia).

Director who was in Office during the year, but not at the Date of this Report

Mr Heng Hsin Tang BENG(Hons) MBA

Executive Director

Audit Committee Member, Remuneration Committee Member

Mr Tang has a bachelor's degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years of experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

8. Particulars on Directors' Interest in Shares and Options

As at the date of this report the directors' interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Indrajit Solomon Arulampalam	40,000	120,000
Hongjen Chang	–	120,000
Christopher Harvey	–	–

9. Directors' Attendance at Board and Committee Meetings

The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

	Directors' meetings		Audit committee meetings		Remuneration committee meetings	
Name	**A**	**B**	**A**	**B**	**A**	**B**
Indrajit Solomon Arulampalam	8	8	4	4	1	1
Hongjen Chang	7	8	3	4	1	1
Heng Hsin Tang	4	4	3	3	1	1
Christopher Harvey	3	4	1	1	–	–

Key:
A : Number of meetings attended
B : Number of meetings held during the time the director held office or was a member of the committee

10. Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the *Corporations Act 2001* and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of the Key Management Personnel

(i) Directors

I. S. Arulampalam	Executive Chairman
H. H. Tang	Non-executive Director/Managing Director of PharmaSynth (resigned 13 March 2015)
H. Chang	Non-executive Director
C. Harvey	Non-executive Director (appointed 16 March 2015)

(ii) Executives

F. Lankesheer	Director – Business Development and Legal
L. Tillack	Chief Executive Officer – PharmaSynth
B. Lucas	Company Secretary
L. Horobin	General Manager – Finance (contract finished 1 December 2014)
K. Dredge	Director – Drug Development
G. Hipona	Acting GM Finance (became KMP 1 December 2014)

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue, except as noted above.

10. Remuneration Report (audited) (continued)

A. Principles Used to Determine the Nature and Amount of Remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

- competitiveness and reasonableness;
- acceptability to shareholders;
- performance linkage/alignment of executive compensation;
- transparency; and
- capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-Executive Director Remuneration

Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed periodically by the Board and were last done so on 28 November 2013.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 per annum as approved by shareholders at the 2007 AGM.

As of 28 July 2015, fees paid to non-executive directors' has a total aggregate amount of $60,000 per annum for each non-executive director, inclusive of board committee fees. The fees paid to the executive Chairman amounted to $80,000, inclusive of board committee fees.

Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors' fund of choice. This benefit forms part of the directors' base fees.

The remuneration of non-executive directors for the periods ended 30 June 2015 and 30 June 2014 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

- fixed remuneration including base pay and benefits; and
- variable remuneration including performance related bonuses and equity plans.

Fixed Remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is generally reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

The Company does not pay retirement benefits to any senior executives other than contributing superannuation to the senior executives' fund of choice. This benefit forms part of the senior executives' base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance Related Bonuses

No performance related bonuses nor awards were paid to eligible executives in the 2015 financial year. (2014: $5,484).

Retention Bonus

No retention bonuses were paid throughout the 2015 financial year.

Retirement Benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity Plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in Note 12.

10. Remuneration Report (audited) (continued)

Group Performance

In considering the consequences of the Company's performance on shareholder wealth the Board are focused on total shareholder returns. In the Company's case this consists of the movement in the Company's share price rather than the payment of dividends. Given the current stage of the Company's development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company's share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2015	2014	2013	2012	2011
Share price at end of year	$0.18	$0.80	$0.22	$0.14	$0.23
Change in share price	$(0.62)	$0.58	$0.08	$(0.09)	$(0.17)
Market capitalisation at end of year plus amounts distributed to shareholders during the year	$9,951,357	$44,228,252	$12,162,769[1]	$3,459,274	$5,683,092
Change in market capitalisation	$(34,276,895)	$32,065,483	$8,703,495	$(2,223,819)	$(4,200,546)
Total Key Management Personnel remuneration	$1,186,089	$1,110,868	$878,077	$1,205,563	$1,916,518

1 Rights issue and share placement of $6,421,005.

The graph below shows the movement in Progen's share price at 30 June of each year plotted against executive remuneration for the past five years. Total executive remuneration increased 6.8% increase in 2015 from the previous corresponding period. In addition directors and executives were issued stock options of $71,400 in 2015 (2014: $24,801) composing 3.5% of the total key management personnel remuneration (See Table 2).



Share price at end of year ($'s)
Total Key Management Personnel remuneration ($'s)
Share price ($'s)
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
2015
2014
2013
2012
2011
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Total remuneration ($'s)

The Directors believe that the base remuneration of the Board and executives reflects market compensation for these roles.

There were no Short Term Incentives (STI) paid to Directors and Key Management for the financial year 2015 (2014: $5,484).

10. Remuneration Report (audited) (continued)

B. Details of Remuneration of Key Management Personnel

Table 1: Directors' remuneration for the year ended 30 June 2015.

		Short term			Post-employment	Long term benefits	Share-based payment		
Directors		Salary and fees[5] $	Cash bonus $	Non monetary benefits $	Super-annuation $	Long service leave[6] $	Options $	Total $	Options Remuneration %
Stuart James[1]	2015	–	–	–	–	–	–	–	–
	2014	94,375	–	–	–	–	–	94,375	–
Indrajit Arulampalam	2015	80,000	–	–	–	–	8,703	88,703	9.8
	2014	75,906	–	–	–	–	–	75,906	–
Woei-Jia Jiang[2]	2015	–	–	–	–	–	–	–	–
	2014	3,360	–	–	311	–	–	3,671	–
Heng Tang[3]	2015	140,729	–	–	13,727	(225)	11,790	166,021	7.1
	2014	177,771	–	–	15,804	225	–	193,800	–
Hongjen Chang	2015	60,000	–	–	–	–	8,703	68,703	12.7
	2014	35,231	–	–	–	–	–	35,231	–
Christopher Harvey[4]	2015	17,500	–	–	–	–	–	17,500	–
	2014	–	–	–	–	–	–	–	–
Total – Executive and Non-Executive Directors	2015	298,229	–	–	13,727	(225)	29,196	340,927	8.6
	2014	386,643	–	–	16,115	225	–	402,983	–

1 Retired 28 November 2013
2 Resigned 12 July 2013
3 Resigned 13 March 2015
4 Appointed 16 March 2015
5 Includes changes in accruals for annual leave
6 This pertains to the movements in long service leave provision

10. Remuneration Report (audited) (continued)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2015.

		Short term			Post-employment	Long term benefits	Share-based payment		
Other key management personnel		**Salary and fees[4] $**	**Cash bonus $**	**Non monetary benefits $**	**Super-annuation $**	**Long service leave[5] $**	**Options $**	**Total $**	**Options Remuneration %**
Fleur Lankesheer	**2015**	**185,272**	**–**	**–**	**25,507**	**2,751**	**9,109**	**222,639**	**4.1**
	2014	167,642	–	–	24,314	1,790	5,722	199,468	2.9
Leslie Tillack	**2015**	**169,313**	**–**	**–**	**15,200**	**13,610**	**18,219**	**216,342**	**8.4**
	2014	140,828	5,484[3]	–	12,450	3,997	11,444	174,203	6.6
Blair Lucas	**2015**	**59,000**	**–**	**–**	**–**	**–**	**1,672**	**60,672**	**2.8**
	2014	45,727	–	–	–		–	45,727	–
Lee Horobin[1]	**2015**	**57,466**	**–**	**–**	**–**	**–**	**2,531**	**59,997**	**4.2**
	2014	104,089	–	–	–		–	104,089	–
Keith Dredge	**2015**	**186,118**	**–**	**–**	**25,473**	**801**	**9,109**	**221,501**	**4.1**
	2014	154,286	–	–	22,265	212	7,635	184,398	4.1
Generosa Hipona[2]	**2015**	**53,986**	**–**	**–**	**6,949**	**1,512**	**1,564**	**64,011**	**2.4**
	2014	–	–	–	–	–	–	–	–
Total – Other key management personnel	**2015**	**711,155**	**–**	**–**	**73,129**	**18,674**	**42,204**	**845,162**	**5.0**
	2014	615,272	5,484	–	59,029	5,999	24,801	707,885	3.5

1 Contract finished 1 December 2014
2 Became KMP 1 December 2014
3 Incentive bonus granted on 9 December 2013 based on the achievement of certain non-financial objectives. 100% of the bonus vested and was paid in the 2014 financial year. The bonus paid to Leslie Tillack represents 20% of the available bonus.
4 Includes changes in accrual for annual leave
5 This pertains to the movements in long service leave provision

C. Service Agreements

The Company's policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

10. Remuneration Report (audited) (continued)

C. Service Agreements *(continued)*

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

F Lankesheer, *Director of Business Development and Legal*

- Term of agreement – unlimited, capable of termination on notice of 12 weeks.
- Base salary, inclusive of superannuation, of $204,095, last reviewed on 17 July 2014

L Tillack, *Chief Executive Officer – PharmaSynth*

- Term of agreement – unlimited, capable of termination on notice of 26 weeks.
- Base salary, inclusive of superannuation, of $175,200, last reviewed on 17 July 2014

B Lucas, *Company Secretary*

- Term of consultancy agreement – variable depending on completion of projects
- Consulting fees paid on an monthly rate
- No allowance for a termination payment

K Dredge, *Director of Drug Development*

- Term of agreement – unlimited, capable of termination on notice of 12 weeks.
- Base salary, inclusive of superannuation, of $204,095 last reviewed on 17 July 2014

G Hipona, *Acting GM Finance*

- Term of agreement – unlimited, capable of termination on notice of 4 weeks.
- Base salary, inclusive of superannuation, of $107,678 last reviewed on 17 July 2014

D. Share-Based Payments

During the 2015 financial year the following options were granted and vested with directors and key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

There were 760,000 options granted to directors and key management personnel during the 2015 financial year.

10. Remuneration Report (audited) (continued)

D. Share-Based Payments (continued)

Table 3: Number of options granted and vested at end of financial year for Directors and KMP

	Grant date	Expiry date	No. of options granted	No. of options vested	% options vested
J. Arulampalam	7 November 2014	1 December 2018	60,000	60,000	100%
J. Arulampalam	7 November 2014	1 June 2018	60,000	60,000	100%
H. Chang	7 November 2014	1 December 2018	60,000	60,000	100%
H. Chang	7 November 2014	1 June 2018	60,000	60,000	100%
H. Tang	7 November 2014	1 December 2018	150,000[1]	–	0%
H. Tang	7 November 2014	1 June 2018	150,000[2]	–	0%
H. Tang	7 November 2014	1 December 2018	150,000[2]	–	0%
B. Lucas	7 November 2014	1 April 2018	6,000	6,000	100%
B. Lucas	7 November 2014	1 January 2018	12,000	12,000	100%
B. Lucas	7 November 2014	1 October 2018	12,000	–	0%
F. Lankesheer	1 January 2011	1 January 2016	30,000	30,000	100%
F. Lankesheer	1 April 2014	1 April 2018	10,000	10,000	100%
F. Lankesheer	1 April 2014	1 January 2018	20,000	20,000	100%
F. Lankesheer	1 April 2014	1 October 2018	20,000	–	0%
L. Tillack	1 April 2014	1 April 2018	20,000	20,000	100%
L. Tillack	1 April 2014	1 January 2018	40,000	40,000	100%
L. Tillack	1 April 2014	1 October 2018	40,000	–	0%
K. Dredge	19 August 2013	25 September 2018	30,000	30,000	100%
K. Dredge	1 April 2014	1 April 2018	10,000	10,000	100%
K. Dredge	1 April 2014	1 January 2018	20,000	20,000	100%
K. Dredge	1 April 2014	1 October 2018	20,000	–	0%
L. Horobin	7 November 2014	1 April 2018	8,000[3]	–	0%
L. Horobin	7 November 2014	1 January 2018	16,000[3]	–	0%
L. Horobin	7 November 2014	1 December 2018	16,000[3]	–	0%
G. Hipona	1 January 2011	1 January 2016	20,000	20,000	100%
G. Hipona	1 April 2014	1 April 2018	5,000	5,000	100%
G. Hipona	1 April 2014	1 January 2018	10,000	10,000	100%
G. Hipona	1 April 2014	1 October 2018	10,000	–	0%

1 Options lapsed 13 June 2015 due to non-exercise
2 Options forfeited 13 March 2015 due to resignation
3 All options lapsed 1 June 2015 due to non-exercise

10. Remuneration Report (audited) (continued)

D. Share-Based Payments (continued)

The following table summarises the value of options granted, exercised or expired during the 2015 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year $	Value of options forfeited during the year $
J. Arulampalam	$8,703	–	–	–
H. Chang	$8,703	–	–	–
H. Tang	$28,095	–	$11,790	$16,305
C. Harvey	–	–	–	–
F. Lankesheer	$9,109	–	–	–
L. Tillack	$18,219	–	–	–
B. Lucas	$1,672	–	–	–
L. Horobin	$2,531	–	$2,531	–
K. Dredge	$9,109	–	–	–
G. Hipona	$4,555	–	–	–

During the year no options were exercised by directors or key management personnel.

Fair Value of Options Granted

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options issued in 2015 and 2014:

	2015	2014
Expected volatility	112%	43%
Risk-free rate average	2.62% to 2.85%	3.40%
Expected life average (years)	3 to 4	4.4
Dividend yield	–	–
Weighted average exercise price ($)	1.20 to 1.50	1.31
Share price at grant date ($)	0.17	1.03 to 1.07

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

10. Remuneration Report (audited) (continued)

E. Key Management Personnel Equity Holdings

Option Holdings of Key Management Personnel

	Balance at beginning of period 1 July 2014	Granted as remuneration	Options forfeited	Options lapsed	Balance at end of period 30 June 2015	At 30 June 2015 Total Vested	At 30 June 2015 Total Non-Vested
Directors							
I. S. Arulampalam	–	120,000	–	–	120,000	120,000	–
H. Chang	–	120,000	–	–	120,000	120,000	–
H. Tang[1]	–	450,000	(300,000)[5]	(150,000)[6]	–	–	–
C. Harvey[2]	–	–	–	–	–	–	–
Executives							
F. Lankesheer	80,000	–	–	–	80,000	60,000	20,000
L. Tillack	100,000	–	–	–	100,000	60,000	40,000
B. Lucas	–	30,000	–	–	30,000	18,000	12,000
L. Horobin[3]	–	40,000	–	(40,000)[7]	–	–	–
K. Dredge	80,000	–	–	–	80,000	60,000	20,000
G. Hipona[4]	45,000	–	–	–	45,000	35,000	10,000
Total	**305,000**	**760,000**	**(300,000)**	**(190,000)**	**575,000**	**473,000**	**102,000**

1 Resigned 13 March 2015
2 Appointed 16 March 2015
3 Finished contract 1 December 2014
4 Became KMP 1 December 2014
5 Options forfeited 13 March 2015 due to resignation
6 Options lapsed 13 June 2015 due to non-exercise
7 Options lapsed 1 June 2015 due to non-exercise

10. Remuneration Report (audited) (continued)

E. Key Management Personnel Equity Holdings (continued)

Shareholdings of Key Management Personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 14	On exercise of options	Net change other	Balance 30 June 15
Directors				
I. S. Arulampalam	40,000	–		40,000
H. Chang	–	–	–	–
H. Tang[1]	117,354	–	(117,354)	–
C. Harvey[2]	–	–	–	–
Executives				
F. Lankesheer	–	–	–	–
L. Tillack	–	–	–	–
B. Lucas	–	–	–	–
L. Horobin[3]	–	–	–	–
K. Dredge	–	–	–	–
G. Hipona[4]	–	–	–	–
Total	**157,354**	**–**	**(117,354)**	**40,000**

1 Resigned 13 March 2015
2 Appointed 16 March 2015
3 Finished contract 1 December 2014
4 Became KMP 1 December 2014

11. Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12. Other transactions with key management personnel

There were no other transactions with key management personnel during the year.

13. Remuneration Consultant

No remuneration consultants were engaged during 2015.

END – Remuneration Report

14. Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

15. Rounding

For the year ended 30 June 2015 amounts contained in this report and in the financial report have been rounded to the nearest dollar.

16. Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors and officers in respect of certain liabilities incurred while acting as a director of any group company. During the financial year, the company paid a premium in respect of a contract insuring the directors of the company, the company secretary, and all executive officers of the company against a liability incurred as a director, company secretary or executive officer to the extent permitted by the Corporations Act 2001. In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium. No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

17. Auditor Independence and Non-audit Services

A copy of the Company's auditors' independence declaration is set out on page 24.

Non-audit services

The following non-audit services were provided by the entity's auditor, BDO. These costs were included in the board approved budget. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from BDO in relation to Tax consultancy services.

BDO received or are due to receive the following amounts for the provision of non-audit services:

	$
Tax related services	63,943
	63,943

18. Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purposes of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

19. Shares under option

Unissued ordinary shares of Progen Pharmaceuticals Limited under option at the date of this report are as follows:

Number of Options	Exercise Price	Grant date	Expiry Date
90,000	$0.29	1 January 2011	1 January 2016
1,000,000	$0.30	15 March 2013	13 March 2016
30,000	$0.21	19 August 2013	25 September 2013
142,800	$1.20	1 April 2014	1 April 2018
259,600	$1.30	1 April 2014	1 Jan 2018
226,800	$1.50	1 April 2014	1 Oct 2018
120,000	$1.20	7 November 2014	1 December 2018
120,000	$1.30	7 November 2014	1 June 2018
6,000	$1.20	7 November 2014	1 April 2018
12,000	$1.30	7 November 2014	1 January 2018
12,000	$1.50	7 November 2014	1 October 2018

Included in these options were options granted as remuneration to the five highest remunerated officers during the year. Details of options granted to the five highest remunerated officers who are also key management personnel are disclosed in section 10E of the Remuneration report. There are no Officers in the Company who are not also identified as key management personnel.

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

No shares were issued on exercise of options during the year.

Signed in accordance with a resolution of the directors.



I. Arulampalam
Chairman
Date: 24 August 2015



H. Chang
Non-executive Director
Date: 24 August 2015

Auditor's Independence Declaration

BDO

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 10, 12 Creek St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

DECLARATION OF INDEPENDENCE BY D P WRIGHT TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor of Progen Pharmaceuticals Limited for the year ended 30 June 2015, I declare that, to the best of my knowledge and belief, there have been:

1. No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
2. No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Progen Pharmaceuticals Limited and the entities it controlled during the period.



D P Wright
Director

BDO Audit Pty Ltd

Brisbane, 24 August 2015

Statement of Profit or Loss and Other Comprehensive Income

for the year ended 30 June 2015

	Note	Consolidated 2015 $	2014 $
REVENUE	4 (a)	3,443,201	5,753,570
COST OF SALES			
Cost of Sales		2,266,445	2,591,968
GROSS PROFIT		**1,176,756**	**3,161,602**
Other income	4 (b)	925,848	694,888
EXPENSES			
Research and development expenses		1,776,189	1,394,409
Manufacturing facility expenses		2,835,480	2,103,622
Administrative and corporate expenses		2,173,084	2,141,309
Other expenses	4 (g)	1,955	24,095
		6,786,708	5,663,435
LOSS BEFORE INCOME TAX EXPENSE		(4,684,104)	(1,806,945)
PROVISION FOR INCOME TAX	6	–	–
NET LOSS FOR YEAR		**(4,684,104)**	**(1,806,945)**
OTHER COMPREHENSIVE INCOME			
Items that may be reclassified to profit and loss			
Foreign currency translation		411	(178)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR		**(4,683,693)**	**(1,807,123)**
Basic and diluted loss per share (cents per share)	7	(8.5)	(3.3)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Statement of Financial Position

as at 30 June 2015

	Note	Consolidated 2015 $	2014 $
ASSETS			
Current Assets			
Cash and cash equivalents	9	2,813,301	2,981,215
Held-to-maturity investments	9	–	2,615,000
Trade and other receivables	10	1,369,629	3,147,934
Prepayments and other current assets		405,913	334,578
Total Current Assets		**4,588,843**	**9,078,727**
Non-current Assets			
Other assets		24,400	24,400
Prepayments		–	25,998
Plant and equipment	11	443,422	539,095
Total Non-current Assets		467,822	589,493
TOTAL ASSETS		**5,056,665**	**9,668,220**
LIABILITIES			
Current Liabilities			
Trade and other payables	13	913,022	1,028,815
Provisions	14	639,392	576,001
Total Current Liabilities		**1,552,414**	**1,604,816**
Non-current Liabilities			
Provisions	14	42,499	49,482
Total Non-current Liabilities		**42,499**	**49,482**
TOTAL LIABILITIES		**1,594,913**	**1,654,298**
NET ASSETS		**3,461,752**	**8,013,922**
EQUITY			
Contributed equity	15	158,320,862	158,320,862
Reserves	16	3,828,388	3,696,454
Accumulated losses	16	(158,687,498)	(154,003,394)
TOTAL EQUITY		**3,461,752**	**8,013,922**

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

for the year ended 30 June 2015

	Contributed Equity					
Consolidated	**Number of ordinary shares**	**Amount $**	**Accumulated losses $**	**Other reserves $**	**Foreign currency translation $**	**Total $**
At 1 July 2013	**55,285,315**	**158,320,862**	**(152,196,449)**	**3,527,371**	**70,727**	**9,722,511**
Loss for the year			(1,806,945)			(1,806,945)
Other Comprehensive Income	–	–	–	–	(178)	(178)
Total Comprehensive Income for the year	**–**	**–**	**(1,806,945)**	**–**	**(178)**	**(1,807,123)**
Transactions with owners in their capacity as owners:						
Share-based payments to employees	–	–	–	98,534	–	98,534
At 30 June 2014	**55,285,315**	**158,320,862**	**(154,003,394)**	**3,625,905**	**70,549**	**8,013,922**

Consolidated						
At 1 July 2014	**55,285,315**	**158,320,862**	**(154,003,394)**	**3,625,905**	**70,549**	**8,013,922**
Loss for the year	–	–	(4,684,104)	–	–	(4,684,104)
Other Comprehensive Income	–	–	–	–	411	411
Total Comprehensive Income for the year	**–**	**–**	**(4,684,104)**	**–**	**411**	**(4,683,693)**
Transactions with owners in their capacity as owners:						
Cost of share-based payments	–	–	–	131,523	–	131,523
At 30 June 2015	**55,285,315**	**158,320,862**	**(158,687,498)**	**3,757,428**	**70,960**	**3,461,752**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Statement of Cash Flows

for the year ended 30 June 2015

	Note	Consolidated 2015 $	Consolidated 2014 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		5,643,798	4,413,443
Payments to suppliers, employees and others		(9,081,637)	(7,761,105)
Research and development income tax refund received		853,771	613,503
Interest received		108,035	241,069
Finance costs		(5,706)	(5,384)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	**(2,481,739)**	**(2,498,474)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Redemption of short term investments		2,615,000	4,500,000
Purchase of plant and equipment	11	(302,186)	(467,907)
Proceeds from sale of plant and equipment		600	–
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		**2,313,414**	**4,032,093**
CASH FLOWS FROM FINANCING ACTIVITIES			
NET CASH FLOWS FROM FINANCING ACTIVITIES		**–**	**–**
NET (DECREASE)/INCREASE IN CASH HELD		(168,325)	1,533,619
Net foreign exchange differences		411	(178)
Cash and cash equivalents at beginning of period		2,981,215	1,447,774
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	**2,813,301**	**2,981,215**

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

for the year ended 30 June 2015

1. Corporate Information

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2015 was authorised for issue in accordance with a resolution of the directors on 24 August 2015.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Basis of Preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2015 amounts contained in this report and in the financial report have been rounded to the nearest dollar.

Going Concern

The Group incurred a net loss of $4,684,104 for the year ended 30 June 2015. As at 30 June 2015 the consolidated entity has cash reserves of $2,813,301, net current assets of $3,036,429 and net assets of $3,461,752. The Group is currently active in the discovery, research and development of pharmaceutical therapeutics for the treatment of human diseases.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels management contemplates a capital raising may be required to continue to fund operations. The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

- the ability of the company to raise additional capital funding in the form of equity and/or government sponsored research;
- the continued support of the current shareholders;
- the ability to successfully develop and extract value from its projects that are under development; and/or
- The ability to spin-off or cease operations in non-core areas of the Group.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity's ability to continue as a going concern.

In the past, the Group has been able to raise funds in order to meet its capital requirements and the directors will continue to explore ways to obtain the needed funding for the continuity and further development of the Group's assets.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

- To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and
- The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the Group be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Statement of Compliance

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Historical Cost Convention

The financial statements have been prepared on an accruals basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities.

New, Revised or Amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for 30 June 2015 reporting period.

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2014 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

2. Summary of Significant Accounting Policies (continued)

New Standards and Interpretations Issued but not yet effective

Australian Accounting Standards (including IFRS not yet issued as Australian Accounting Standards) that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2015.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 and 2012-6 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phase I of the IASB's project to replace IAS 39 (being the international equivalent to AASB 139 'Financial Instruments: Recognition and Measurement'). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any 'recycling' of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2017 but the impact of its adoption is yet to be assessed by the Group.

IFRS 15 Revenue from Contracts with Customers

This standard establishes a single revenue recognition framework and supersedes *IAS 11 Construction Contracts, IAS 18 Revenue, Interpretation 13 Customer Loyalty Programmes, Interpretation 15 Agreements for the Construction of Real Estate, Interpretation 18 Transfers of Assets from Customers, and Interpretation 131 Revenue – Barter Transaction Involving Advertising Services.* This standard is applicable to annual reporting periods beginning on or after 1 January 2018, with early adoption permitted once approved by the AASB in Australia. Under the new standard, an entity should recognise revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Hence, the revenue will be recognised when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently in IAS 18 Revenue. This new standard requires the use of either method using retrospective application to each reporting period in accordance with *IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors*, or retrospective application with the cumulative effect of initially applying IFRS 15 recognised directly in equity. The Group is currently assessing the impact of this standard.

Parent Entity Information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in Note 5.

Basis of Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Summary of Significant Accounting Policies (continued)

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Investments in subsidiaries held by the Group are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group's share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group's share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 *Business Combinations* (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 *Intangible Assets* (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant Accounting Judgements, Estimates and Assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

(i) Revenue Recognition

The Group recognises contract manufacturing services revenue by reference to the stage of completion. This is based on the actual costs incurred to date as a percentage of total actual and estimated costs to complete. Should the actual costs to complete differ from the estimated costs to complete this may impact the revenue and related assets recognised at balance date.

(ii) Provision for Impairment of Receivables

The provision for impairment of receivables assessment requires a degree of estimation and judgement. The level of provision is assessed by taking into account the recent sales experience, the ageing of receivables, historical collection rates and specific knowledge of the individual debtor's financial position.

(iii) Lease make Good Provision

A provision has been made for the present value of anticipated costs for future restoration of leased premises. The provision includes future cost estimates associated with closure of the premises. The calculation of this provision requires assumptions such as application of closure dates and cost estimates. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for sites are recognised in the statement of financial position by adjusting the asset and the provision. Reductions in the provision that exceed the carrying amount of the asset will be recognised in profit or loss.

Revenue Recognition – Refer Note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of Services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

2. Summary of Significant Accounting Policies (continued)

(ii) Interest Income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(iii) Government Grants

Government grants are recognised as revenue when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When grants are received prior to being earned, they are recognised as a liability in the statement of financial position.

When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the costs that correspond to the income received are prior year costs, the grant received is immediately recognised in the income statement.

When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(iv) Other Income

Other income is recognised when it is probable that the economic benefits associated to the transaction will flow to the entity and the revenue can be reliably measured.

When the income relates to an asset item, it is recognised as income in the period to which the related costs will be recognised in the income statement.

When the income relates to a liability, the fair value is credited to a deferred income account and is released to the income statement when the related revenue is realised.

Leases – Refer Note 4 and Note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Cash and Cash Equivalents/Held to Maturity Investments – Refer Note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to Maturity Investments – Refer Note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted Short-Term Deposits

As at 30 June 2015 restricted term deposits totalling $24,400 (2014: $24,400) were held under bank guarantees relating to the Group's leased premises.

Trade and Other Receivables – Refer Note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Foreign Currency Translation

(i) Functional and Presentation Currency

The functional and presentation currency of the parent is Australian dollars ($). The United States subsidiaries' functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & Balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

2. Summary of Significant Accounting Policies (continued)

Exchange variations resulting from the translation are recognised in other comprehensive income in the foreign currency translation reserve in equity.

Income Tax – Refer Note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and Equipment – Refer Note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

2. Summary of Significant Accounting Policies (continued)

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and Disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Research and Development Costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Trade and Other Payables – Refer Note 13

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions – Refer Note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make Good Provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value.

Employee Leave Benefits

(i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

2. Summary of Significant Accounting Policies (continued)

Share-Based Payment Transactions – Refer Note 12

(i) Equity-Settled Transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, other appropriate model, further details of which are given in Note 12. The fair value of shares is determined by the market value of the Group's shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

i. the extent to which the vesting period has expired; and
ii. the Group's best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed Equity – Refer Note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings Per Share – Refer Note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

- costs of servicing equity;
- the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating Segments – Refer Note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

3. Operating Segments

The Group operates in the biotechnology industry. The Group's activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity and consistent with the internal reporting provided to the chief operating decision maker.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,622,585 (2014: $2,464,787), and the total revenue from external customers in other countries is $820,616 (2014: $3,288,783). Segment revenues are allocated based on the country in which the customer is located. Revenues of $1,015,339 (2014: $1,139,299) were derived from a single external customer in Australia. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2015 and 2014.

Operating segments 2015	Research & Development $	Manufacturing $	Total $
Operating revenue			
Sales to external customers	–	3,341,107	3,341,107
Total segment revenue	–	3,341,107	3,341,107
Unallocated revenue			
Interest income	–	–	102,094
Total revenue	**–**	**–**	**3,443,201**
Segment result	**(922,418)**	**(1,760,818)**	**(2,683,236)**
Unallocated other income	–	–	174,170
Corporate and administrative costs	–	–	(1,869,595)
Other expenses	–	–	(305,443)
Operating loss	**–**	**–**	**(4,684,104)**
Assets			
Segment assets	90,396	1,727,496	1,817,892
Cash, cash equivalents and held to maturity investments	–	–	2,813,301
Other assets	–	–	425,472
Total assets	**–**	**–**	**5,056,665**
Liabilities			
Segment liabilities	439,898	390,221	830,119
Unallocated liabilities	–	–	764,794
Total liabilities	**–**	**–**	1,594,913
Other segment information			
Acquisition of property, plant & equipment, and other non-current assets	4,568	295,603	300,171
Unallocated acquisition of property, plant & equipment, and other non-current assets	–	–	2,015
Depreciation and amortisation	11,866	380,746	392,612
Unallocated depreciation and amortisation	–	–	4,456

3. Operating Segments (continued)

Operating segments 2014	Research & Development $	Manufacturing $	Total $
Operating revenue			
Sales to external customers	–	5,410,951	5,410,951
Total segment revenue	**–**	**5,410,951**	**5,410,951**
Unallocated revenues			
License fee income	–	–	120,000
Interest income	–	–	222,619
Total revenue	**–**	**–**	**5,753,570**
Segment result	**(780,906)**	**715,361**	**(65,545)**
Unallocated other income	–	–	424,005
Corporate and administrative costs	–	–	(1,901,778)
Other expenses	–	–	(263,627)
Operating loss	**–**	**–**	**(1,806,945)**
Assets			
Segment assets	99,881	3,575,150	3,675,031
Cash, cash equivalents and held to maturity investments	–	–	5,596,215
Other assets	–	–	396,974
Total assets	**–**	**–**	**9,668,220**
Liabilities			
Segment liabilities	228,453	666,302	894,755
Unallocated liabilities	–	–	759,543
Total liabilities	**–**	**–**	**1,654,298**
Other segment information			
Acquisition of property, plant & equipment, and other non-current assets	3,614	453,245	456,859
Unallocated acquisition of property, plant & equipment, and other non-current assets	–	–	157,380
Depreciation and amortisation	31,558	87,391	118,949
Unallocated depreciation and amortisation	–	–	151,355

Notes to the Financial Statements
continued

4. Revenue and Expenses

	Consolidated	
	2015 $	2014 $
(a) Revenue		
Manufacturing services revenue	3,341,107	5,410,951
License fee revenue	–	120,000
Interest revenue	102,094	222,619
Total revenue from continuing operations	**3,443,201**	**5,753,570**
(b) Other income		
Research and development tax refund	853,771	613,503
Other	72,077	81,385
Total other income	**925,848**	**694,888**
(c) Depreciation, amortisation and foreign exchange differences		
Depreciation	397,068	270,304
Net foreign exchange loss/ (gain)	(3,793)	14,547
(d) Lease payments		
Minimum lease payments – operating leases	221,959	152,279
(e) Employee benefit expenses		
Wages and salaries	2,791,833	2,640,236
Long service leave provision	71,811	30,090
Share-based payment expense	131,523	98,534
(f) Finance costs		
Bank charges	5,706	5,384
(g) Other expenses		
Bad debt expense	1,955	24,095

5. Parent Entity Disclosure

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent	
	2015 $	2014 $
Current assets	4,376,189	8,767,187
Total assets	4,404,387	8,805,916
Current liabilities	1,048,138	775,761
Total liabilities	1,076,382	794,605
Shareholders' equity		
Contributed equity	158,320,862	158,320,862
Options reserve	3,757,428	3,625,905
Accumulated losses	(158,750,285)	(153,935,456)
	3,328,005	**8,011,311**
Net loss for the year	(4,814,829)	(1,819,600)
Total comprehensive income	(4,814,829)	(1,819,600)

The parent entity has no contingent assets, contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment.

6. Income Tax

	Consolidated	
	2015 $	2014 $
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:		
Prima facie tax on loss before income tax @ 30%	(1,405,231)	(726,135)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:		
– Non deductible items	(209,200)	33,700
Foreign tax rate adjustment	(102,004)	(108,542)
Under/ over provision	203,548	98,195
Deferred tax assets not recognised	1,512,887	702,782
Income tax benefit	–	–

Notes to the Financial Statements
continued

6. Income Tax (continued)

	2015 $	2014 $
Deferred income tax		
Deferred income tax at 30 June relates to the following:		
Deferred tax liabilities		
Interest on short-term investments	(882)	(2,665)
Work in progress	(183,475)	(632,763)
Prepayment and other asset	(414)	(740)
Other	(2,583)	–
Deferred tax assets		
Bad debts provision	–	116,076
Unearned revenue	4,725	56,899
Sundry creditors and accruals	54,296	71,913
Depreciation	73,466	97,522
Employee entitlements	122,067	105,145
Make good obligation	82,500	82,500
Share issue costs, legal and management consulting fees	40,718	87,515
Patent costs	109,315	106,211
Losses available for offset against future taxable income	50,780,089	49,479,322
Deferred tax asset	51,079,822	49,566,935
Net deferred tax asset not recognised	(51,079,822)	(49,566,935)
Net deferred income tax assets	–	–

The benefit of the deferred tax asset will only be obtained if:

i. future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;
ii. the conditions for deductibility imposed by tax legislation continue to be complied with; and
iii. no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $154,936,532 (2014: $153,612,141) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The group's US subsidiary, Progen Pharmaceuticals Inc., has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2014: US$8,296,000) and US$63,000 (2014: US$63,000), which have a carry forward period between 2028 – 2029 and are available for a maximum of 20 years, subject to a continuity of ownership test.

7. Earnings/(Loss) Per Share

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated	
	2015 $	2014 $
Loss used in calculating basic and diluted loss per share	**(4,684,104)**	(1,806,945)

	Number of Shares	Number of Shares
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	55,285,315	55,285,315
Basic and diluted earnings/(loss) per share (cents per share)	(8.5)	(3.3)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 2,019,200 (2014: 1,831,200) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8. Dividends Paid and Proposed

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9. Current Assets – Cash and Cash Equivalents/Held to Maturity Investments

	Consolidated	
	2015 $	2014 $
Cash and cash equivalents		
Cash at bank and on hand	1,186,344	1,981,215
Short-term deposits	1,626,957	1,000,000
Cash and cash equivalents	**2,813,301**	**2,981,215**

	Consolidated	
	2015 $	2014 $
Held to maturity investments		
Term deposit (> than 3 months maturity)	–	2,615,000
	–	**2,615,000**

9. Current Assets – Cash and Cash Equivalents/Held to Maturity Investments (continued)

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Held to maturity investments are made for periods of 3 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

	Consolidated	
	2015 $	2014 $
Reconciliation of net loss after tax to net cash flows from operations		
Net loss	(4,684,104)	(1,806,945)
Adjustments for:		
Depreciation	397,068	270,304
Share options expensed	131,523	98,534
Loss on disposal of plant and equipment	191	–
Changes in operating assets and liabilities		
(Increase)/Decrease in trade and other receivables	1,778,305	(1,570,241)
Increase in prepayments and other assets	(45,337)	(165,965)
Increase /(Decrease) in trade and other payables	(115,793)	602,771
Increase in provisions	56,408	73,068
Net cash used in operating activities	**(2,481,739)**	**(2,498,474)**

10. Trade and Other Receivables

	Consolidated	
Current	2015 $	2014 $
Trade receivables	677,270	957,583
Other receivables [i]	692,359	2,577,271
Provision for impairment of receivables (a)	–	(386,920)
Total current trade and other receivables	**1,369,629**	**3,147,934**

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $584,294 (2014: $1,936,362).

10. Trade and Other Receivables (continued)

(a) Impaired trade and other receivables

As at 30 June 2015 there were no impaired current trade and other receivables (2014: $386,920). The amount of the impairment recognised in the 2015 year was $1,955 (2014: $24,095). This relates to expenses paid on behalf of the group's associate, EPI Pharmaceuticals Inc. following its complete dissolution on 31 July 2014.

Movements in the provision for impairment of receivables are as follows:

	Consolidated	
	2015 $	2014 $
At 1 July	386,920	397,165
Provision for impairment recognised during the year	1,955	24,095
Receivables written off during the year as uncollectible	(388,875)	(34,340)
At 30 June	**–**	**386,920**

The creation and release of the provision for impaired receivables has been included in 'other expenses' in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2015, trade receivables of $94,050 (2014: $634,555) were past due but not impaired. This relates to an independent customer for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated	
	2015 $	2014 $
Up to 3 months	94,050	634,555
3 – 6 months	–	–
over 6 months	–	–
	94,050	**634,555**

Based on the credit history, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group's concentration of credit risk relates to its receivable from Zoetis Group of $319,239 (2014: $325,808), and Medigen Biotechnology Co (Taiwan) of $175,000 (2014: $267,794). These receivables represent 73% of the trade receivables balance (2014: $62%)

11. Non-Current Assets – Plant & Equipment

	Consolidated						
	1 July 2014 $	Transfer	Additions $	Disposals $	Depreciation $	Impairment $	30 June 2015 $
Plant & equipment							
At cost	4,671,550	50,266	288,361	(79,260)	–	–	4,930,917
Accumulated depreciation	(4,480,113)	(7,121)	–	79,260	(101,772)	–	(4,509,746)
	191,437	43,145	288,361	–	(101,772)	–	421,171
Office equipment							
At cost	170,580	–	9,395	(3,331)	–	–	176,644
Accumulated depreciation	(140,544)	–	–	2,540	(16,389)	–	(154,393)
	30,036	–	9,395	(791)	(16,389)	–	22,251
Leasehold improvements							
At cost	1,121,497	(50,266)	4,430	(146,332)	–	–	929,329
Accumulated depreciation	(803,875)	7,121	–	146,332	(278,907)	–	(929,329)
	317,622	(43,145)	4,430	–	(278,907)	–	–
TOTAL	**539,095**	**–**	**302,186**	**(791)**	**(397,068)**	**–**	**443,422**

	Consolidated						
	1 July 2013 $	Translation Adjustment	Additions $	Disposals $	Depreciation $	Impairment $	30 June 2014 $
Plant & equipment							
At cost	4,566,666	–	104,884	–	–	–	4,671,550
Accumulated depreciation	(4,392,531)	–	–	–	(87,582)	–	(4,480,113)
	174,135	–	104,884	–	(87,582)	–	191,437
Office equipment							
At cost	146,479	–	24,101	–	–	–	170,580
Accumulated depreciation	(125,454)	–	–	–	(15,090)	–	(140,544)
	21,025	–	24,101	–	(15,090)	–	30,036
Leasehold improvements							
At cost	637,154	–	485,254	(911)	–	–	1,121,497
Accumulated depreciation	(637,154)	–	–	911	(167,632)	–	(803,875)
	–	–	485,254	–	(167,632)	–	317,622
TOTAL	**195,160**	**–**	**614,239**	**–**	**(270,304)**	**–**	**539,095**

12. Share Based Payments

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan ("the Employee Plan") was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price is based on the weighted average closing price at which the Group's shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period of the most recent options granted during the year ranges from 1 to 13 months of service from the grant date.

At 30 June 2015 there were 989,200 employee options outstanding (2014: 831,200).

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan ("the Consultant Plan"). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards. The vesting period of the most recent options granted during the year ranges from 1 to 11 months of service from the grant date.

At 30 June 2015 there were 30,000 consultant options outstanding (2014: nil).

(c) Mercer Capital options

Under the terms of the Underwriting Agreement dated 15 March 2013, Progen issued Mercer Capital 1,000,000 unlisted options ("Options") on 22 May 2013 as part of the Rights Issue underwriting fee. The options have an exercise price of $0.30 and expire on 13 March 2016. The grant date fair value of each option was $0.05.

At 30 June 2015 there were a total of 1,000,000 (2014: 1,000,000) unlisted options over shares issued to Mercer Capital.

The following table summarises information about all options outstanding at 30 June 2015:

2015

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Forfeited during the year	Lapsed during the year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	–	–	–	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	–	–	–	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	30,000	–	–	–	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	142,800	–	–	–	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	285,600	–	–	(26,000)	259,600	259,600
6	1 Apr 2014	1 Oct 2018	$1.50	282,800	–	(30,000)	(26,000)	226,800	–
7	7 Nov 2014	1 Dec 2018	$1.20	–	270,000	–	(150,000)	120,000	120,000
8	7 Nov 2014	1 Jun 2018	$1.30	–	270,000	(150,000)	–	120,000	120,000
9	7 Nov 2014	1 Dec 2018	$1.50	–	150,000	(150,000)	–	–	–
10	7 Nov 2014	1 Apr 2018	$1.20	–	14,000	–	(8,000)	6,000	6,000
11	7 Nov 2014	1 Jan 2018	$1.30	–	28,000	–	(16,000)	12,000	12,000
12	7 Nov 2014	1 Oct 2018	$1.50	–	28,000	–	(16,000)	12,000	–
				1,831,200	760,000	(330,000)	(242,000)	2,019,200	1,780,400
Weighted average exercise price				0.71	1.31	1.41	1.27	0.75	0.65
Weighted average share price at date of exercise				–	–	–	–	–	–

12. Share Based Payments (continued)

2014

Tranche	Grant Date	Expiry Date	Exercise Price	Balance at start of year	Granted in year	Exercised in year	Lapsed during the year	Balance at end of year	Vested and exercisable at end of year
1	1 Jan 2011	1 Jan 2016	$0.29	90,000	–	–	–	90,000	90,000
2	15 Mar 2013	13 Mar 2016	$0.30	1,000,000	–	–	–	1,000,000	1,000,000
3	19 Aug 2013	25 Sep 2018	$0.21	–	30,000	–	–	30,000	30,000
4	1 Apr 2014	1 Apr 2018	$1.20	–	142,800	–	–	142,800	142,800
5	1 Apr 2014	1 Jan 2018	$1.30	–	285,600	–	–	285,600	–
6	1 Apr 2014	1 Oct 2018	$1.50	–	282,800	–	–	282,800	–
				1,090,000	741,200	–	–	1,831,200	1,262,800
Weighted average exercise price				0.30	1.31	–	–	0.71	0.40
Weighted average share price at date of exercise				–	–	–	–	–	–

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.30 years (2014: 2.57 years).

Fair value of options granted

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2015	2014
Expected volatility	112%	43%
Risk-free rate average	2.62% to 2.85%	3.40%
Expected life average (years)	3 to 4	4.4
Dividend yield	–	–
Weighted average exercise price ($)	1.20 to 1.50	1.31
Share price at grant date ($)	0.17	1.03 to 1.07

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(d) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were $131,523 (2014: $98,534).

13. Current Liabilities – Trade and Other Payables

	Consolidated	
	2015 $	2014 $
Trade creditors (i)	587,504	359,696
Unearned revenue (i)	15,750	189,664
Other creditors (iii)	309,768	479,455
	913,022	**1,028,815**

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $92,573 (2014: $100,058).

Terms and conditions

Terms and conditions relating to the above financial instruments:

i. Trade creditors are non-interest bearing and are normally settled on 30 day terms.
ii. Unearned income include payment received in advance for contract manufacturing project from Medigen of $15,750 (2014: $76,820).
iii. Other creditors are non-interest bearing and have a term between 30 days and 12 months

14. Provisions

Make good provision

In accordance with the lease agreement terms, the company must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term. There was no increase in the make good provision recognised in the 2015 financial year (2014 increase: $146,332) as the provision has reached the full estimated cost to restore the facility, i.e. $275,000.

	Consolidated	
	2015 $	2014 $
Make good provision	275,000	275,000
Employee benefits provision		
Long service leave	235,734	187,275
Annual leave	171,157	163,208
	406,891	350,483
	681,891	625,483

14. Provisions (continued)

Movement in provision

Consolidated	Make good provision $	Annual leave $	Long service leave $	Total $
At 1 July 2014	275,000	163,208	187,275	625,483
Arising during the year	–	219,518	71,811	291,329
Amortised	–	–	–	–
Utilised	–	(211,569)	(23,352)	(234,921)
At 30 June 2015	**275,000**	**171,157**	**235,734**	**681,891**
Current 2015	275,000	171,157	193,235	639,392
Non-current 2015	–	–	42,499	42,499
	275,000	**171,157**	**235,734**	**681,891**
Current 2014	275,000	163,208	137,793	576,001
Non-current 2014	–	–	49,482	49,482
	275,000	**163,208**	**187,275**	**625,483**

15. Contributed Equity

	Consolidated	
	2015 $	**2014 $**
a) Issued and paid up capital		
Ordinary shares fully paid	158,320,862	158,320,862

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue

	2015		2014	
	Number of Shares	**Amount $**	**Number of Shares**	**Amount $**
Beginning of the financial year	55,285,315	158,320,862	55,285,315	158,320,862
Issued during the year:	–	–	–	–
End of the financial year	**55,285,315**	**158,320,862**	**55,285,315**	**158,320,862**

c) Share options

At 30 June 2015 there were a total of 2,019,200 (2014: 1,831,200) unissued ordinary shares in respect of which options were outstanding.

Refer to Note 12 for more details on unlisted options.

d) Capital risk management

The Group's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

16. Accumulated Losses and Reserves

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated	
	2015 $	2014 $
Balance 1 July	(154,003,394)	(152,196,449)
Net loss	(4,684,104)	(1,806,945)
Balance 30 June	**(158,687,498)**	**(154,003,394)**

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated	
Employee reserve	2015 $	2014 $
Balance 1 July	3,625,905	3,527,371
Employee option expense	131,523	98,534
Balance 30 June	**3,757,428**	**3,625,905**

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated	
Foreign currency translation reserve	2015 $	2014 $
Balance 1 July	70,549	70,727
Foreign currency translation	411	(178)
Balance 30 June	70,960	70,549
Total Reserves	**3,828,388**	**3,696,454**

17. Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group's financial risk management policy. The objective of the policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations.

The main risks arising from the Group's financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group's material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer Note 10 for further details on trade and other receivables.

Liquidity risk

The Group's objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group's overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

The table below reflects all financial liabilities as of 30 June 2015. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2015. The Group had no derivative financial instruments at 30 June 2015.

The remaining contractual maturities of the Group's financial liabilities are:

	Consolidated	
	2015 $	2014 $
1 year or less	913,022	1,028,815

Foreign currency risk

At 30 June 2015, the Group held US$2,289 (2013: US$149,923) in cash deposits.

At 30 June 2015, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated	
	2015 $	2014 $
Financial assets		
Cash and cash equivalents	2,989	158,834
Financial liabilities		
Trade and other payables	92,573	100,058
Net exposure	**(89,584)**	**58,776**

17. Financial Risk Management Objectives and Policies (continued)

At 30 June 2015, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)	
	2015 $	2014 $	2015 $	2014 $
Consolidated				
AUD/USD + 15% (2014: +10%)	11,685	(5,343)	11,685	(5,343)
AUD/USD -15% (2014: - 10%)	(15,809)	6,531	(15,809)	6,531

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group's exposure to market interest rates relates primarily to the Group's cash and short-term deposits. These deposits are held to fund the Group's ongoing and future drug development activities. Cash at bank of $1,186,344 earns interest at floating rates based on daily and "at call" bank deposit rates. Short term deposits of $1,626,957 are made for varying periods of between one to three months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to Note 9 for details on the Group's cash and cash equivalents at 30 June 2015.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group's cash and short-term deposits in existence at the reporting date.

At 30 June 2015, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)	
	2015 $	2014 $	2015 $	2014 $
Consolidated				
+0.5%/50 basis points (2014: +0.5%)	14,067	27,981	14,067	27,981
-1.0%/100 basis points (2014: -1.0%)	(28,133)	(55,962)	(28,133)	(55,962)

The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made. The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

17. Financial Risk Management Objectives and Policies (continued)

Maturity analysis of financial assets and liabilities based on management's expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group's overall liquidity risk.

Consolidated	6 months or less $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %
Financial instruments 2015					
Consolidated financial assets					
Cash and cash equivalents	2,813,301	–	–	2,813,301	2.63%
Held-to maturity investments	–	–	–	–	0.0%
Trade and other receivables	1,369,629	–	–	1,369,629	0.0%
Security deposit	–	–	24,400	24,400	2.75%
	4,182,930	**–**	**24,400**	**4,207,330**	**–**
Consolidated financial liabilities					
Trade and other payables	913,022	–	–	913,022	0.0%
	913,022	–	–	913,022	–
Net maturity	**3,269,908**	**–**	**24,400**	**3,294,308**	**–**

Consolidated	6 months or less $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %
Financial instruments 2014					
Consolidated financial assets					
Cash and cash equivalents	1,981,215	–	–	1,981,215	0.0%
Held-to maturity investments	1,000,000	–	2,615,000	3,615,000	3.5%
Trade and other receivables	3,147,934	–	–	3,147,934	0.0%
Security deposit	–	–	24,400	24,400	3.4%
	6,129,149	**–**	**2,639,400**	**8,768,549**	**–**
Consolidated financial liabilities					
Trade and other payables	1,028,815	–	–	1,028,815	
	1,028,815	–	–	1,028,815	0.0%
Net maturity	**5,100,334**	**–**	**2,639,400**	**7,379,734**	**–**

18. Expenditure Commitments

	Consolidated	
	2015 $	2014 $
Non-cancellable operating lease commitments		
Future operating lease commitments not provided for in the financial statements and payable:		
Minimum lease payments		
Total not later than one year	83,711	12,250
– later than one and not longer than five years:	3,285	697
– aggregate lease expenditure contracted for at balance date	**86,996**	**12,947**

19. Employee Benefits and Superannuation Commitments

	Consolidated	
	2015 $	2014 $
The aggregate employee entitlement liability is comprised of:		
Accrued wages, salaries and on-costs	104,269	117,741
Provisions (current)	364,392	301,001
Provisions (non-current)	42,499	49,482
	511,160	**468,224**

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $345,082 on behalf of employees to superannuation funds (considered a related party) for the year ended 2015 (2014: $289,314).

20. Contingent Liabilities and Assets

There are no contingent liabilities or contingent assets at 30 June 2015 that require disclosure in the financial report.

21. Subsequent Events

No significant events have occurred after the balance date.

Notes to the Financial Statements
continued

22. Auditors' Remuneration

	Consolidated 2015 $	2014 $
(a) Amounts received or due and receivable by BDO for:		
Audit or review of the financial reports of the entity		
– The Australian financial reports of the entity	63,000	55,000
(b) Amounts received or due and receivable by PKF O'Connor Davies for:		
Audit or review of the financial reports of the entity		
– The US financial report of the entity	37,883	28,000
	100,883	83,000
(c) Other non-audit services in relation to the entity[1]	**63,943**	**53,917**
(d) Other audit services performed by other auditor[2]	–	**3,605**
	164,826	**140,522**

1 Non-audit services received from BDO for tax services
2 Audit services from Ernst & Young in relation to the re-issuance of 2013 auditor's opinion as required under the US 20-F annual reporting purposes.

23. Director and Executive and Related Party Disclosures

(a) Remuneration of directors and other key management personnel

	2015 $	2014 $
Short term benefits	1,009,384	1,004,699
Long term benefits	18,449	6,224
Post-employment benefits	86,856	75,144
Share-based payments	71,400	24,801
Total key management personnel compensation	**1,186,089**	**1,110,868**

(b) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

Name	Country of Incorporation	% Equity Interest 2015	2014
Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100
Darra Investment Holdings Pty Ltd	Australia	100	–

Directors' Declaration

The directors of the company declare that:

1. The financial statements, comprising the statement of comprehensive income, statement of financial position, cash flow statement, statement of changes in equity, accompanying notes, are in accordance with the *Corporations Act 2001* and:
   a. comply with Accounting Standards and the *Corporations Regulations 2001*; and
   b. give a true and fair view of the consolidated entity's financial position as at 30 June 2015 and of its performance for the year ended on that date.
2. The company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.
3. In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
4. The remuneration disclosures included in paragraphs pages 12 to 21 of the directors' report (as part of audited Remuneration Report), for the year ended 30 June 2015, comply with section 300A of the *Corporations Act 2001*.
5. The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

On behalf of the directors.

I. Arulampalam
Chairman
Date: 24 August 2015

H. Chang
Non-executive Director
Date: 24 August 2015

Independent Auditor's Report

BDO

Tel: +61 7 3237 5999
Fax: +61 7 3221 9227
www.bdo.com.au

Level 10, 12 Creek St
Brisbane QLD 4000
GPO Box 457 Brisbane QLD 4001
Australia

To the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited, which comprises the consolidated statement of financial position as at 30 June 2015, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with *International Financial Reporting Standards*.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor's report.

Opinion

In our opinion:

(a) the financial report of Progen Pharmaceuticals Limited is in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2015 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*; and

(b) the financial report also complies with *International Financial Reporting Standards* as disclosed in Note 2.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the consolidated entity incurred a net loss of $4,684,104 for the year ended 30 June 2015 and needs to raise additional funds to continue as a going concern. These conditions, along with other matters as set out in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity's ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 12 to 21 of the directors' report for the year ended 30 June 2015. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2015 complies with section 300A of the *Corporations Act 2001*.

BDO Audit Pty Ltd

D P Wright

Director

Brisbane, 24 August 2015

Intellectual Property Portfolio

Progen seeks to secure and protect intellectual property rights for its lead therapeutic products under development.

Progen's published portfolio of patents and patent applications licensed to or owned by Progen, as at 30 June 2015, is summarised below:

Anti-angiogenesis

PCT Number	Title	Countries	Expiry	Patent Summary
Patent Family 1 – Muparfostat (PI-88) and Related Compounds				
PCT/AU1996/00238 (WO/96/033726)	Preparation and Use of Sulfated Oligosaccharides	**Granted** AU702500 CA 2,218,872 CN ZL96193563.4 EA 001199 EP 0837683 IL 118047 JP 4514240 KR 10-0591960 MX 243061 NZ 305815 PL 184357 SG 48558 ZA 96/3339 TW 138332 US 6,143,730 BR PI-9608041-8	2016	The invention covered by this family of patents and patent applications generally relates to sulphated oligosaccharides, their preparation and use as anti-angiogenic, anti-metastatic and/or anti-inflammatory agents.
Patent Family 2 – PG545 and Related Compounds				
PCT/AU2005/000314 (WO/05/085264)	Sulfated Oligosaccharide Derivatives	**Granted** MX 274439 SG 124801 ZA 2006/07057 RU 2392281 AU 2005219456 US 7,875,592 US 8,173,606 IL 177870 KR 10-1156273 JP 5139797 CA 2,557,989 EP 1720889 TW I426080 **Pending** BR 0508144-0 CN201410042932.2 CN201410353750.7 HK14111494.2 HK141128303.3 ID W0200602551 IN 4808/DELNP/2006 NO 20064489	2025	The invention covered by this family of patents and patent applications generally relates to Progen's PG500 series compounds which are polysulfated oligosaccharides that have activity as inhibitors of heparan sulfate binding proteins and as inhibitors of the enzyme heparanase, their preparation, compositions comprising the compounds and use of the compounds and compositions.

Anti-angiogenesis (continued)

PCT Number	Title	Countries	Expiry	Patent Summary
Patent Family 2 – PG545 and Related Compounds				
PCT/AU2008/001535 (WO/09/049370)	Novel Sulfated Oligosaccharide Derivatives	**Granted** AU2008314505 ZA2010/02518 SG 160623 RU 2483024 IL 205143 JP 5509084 CA 2,704,201 US 8828952 CN ZL200880116727.9 **Pending** BR 0816613-7 CN 201410616187.8 EP 08837676.7 IN 2683/DELNP/2010 IDW00201001593 JP 2014-2123 KR 2010-7010506 MX 2010/004240 US 14/479,101	2028	The invention covered by this family of patents and patent applications generally relates to Progen's PG500 series compounds which are polysulfated oligosaccharides that have activity as inhibitors of heparan sulfate binding proteins and as inhibitors of the enzyme heparanase, their preparation, compositions comprising the compounds and use of the compounds and compositions.

ASX Additional Information

Additional information required by the Australian Securities Exchange Ltd not shown elsewhere in this report is as follows. The information is current as at 18 September 2015.

Substantial shareholders

The number of shares held by substantial shareholders listed in the Company's ASX register as at 18 September 2015 were:

	Number of ordinary shares held	Percentage
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	12,839,341	23.22
BNP PARIBAS NOMINEES PTY LTD <EFG BANK AG DRP>	7,745,570	14.01
MEDIGEN BIOTECHNOLOGY & WESTPAC CUSTODIAN	4,192,964	7.58

Class of equities and voting rights

The voting rights attached to all ordinary shares in the Company as set out in the Company's constitution are:

a. On a show of hands every Member has one vote;
b. On a poll, every Member has one vote for each fully paid share

Under the terms of the Company's unlisted options there are no voting rights attached to options.

Distribution of equity securities

Category (size of holding)	No. of ordinary shareholders	No. of Unquoted employee option holders	No. of Unquoted consultant and Mercer Capital option holders
1 – 1,000	995	-	-
1,001 – 5,000	796	6	-
5,001 – 10,000	175	5	-
10,001 – 100,000	216	18	1
100,001 and over	42	2	1
TOTAL	**2,224**	**31**	**2**
Shareholders holding less than a marketable parcel of shares	1,546	N/A	N/A

Names of the twenty largest holders of quoted securities are:

	Listed Ordinary Shares	
	No.	Percent
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	12,839,341	23.22
BNP PARIBAS NOMINEES PTY LTD <EFG BANK AG DRP>	7,745,570	14.01
MEDIGEN BIOTECHNOLOGY & WESTPAC CUSTODIAN	4,192,964	7.58
MISS FU MEI WANG	2,157,128	3.90
US CONTROL ACCOUNT	2,156,851	3.90
MS WEN-MIN WANG	1,576,289	2.85
MR YUNG-FONG LU	1,571,020	2.84
MRS LEE LI HSUEH YANG	1,322,558	2.39
MR HSIEN-JUNG YANG + MRS MA SHU-HWA YANG <THE LAMBERT SUPER FUND A/C>	1,001,000	1.81
CHI-LIANG YANG	945,984	1.71
BNP PARIBAS NOMS PTY LTD <DRP>	846,820	1.53
MIN-HUA YEH	844,894	1.53
CITICORP NOMINEES PTY LIMITED	762,589	1.38
ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD <CUSTODIAN A/C>	599,350	1.08
PERSHING AUSTRALIA NOMINEES PTY LTD <PHILLIP SECURITIES (HK) A/C>	577,769	1.05
CHEMBANK PTY LIMITED <PHILANDRON ACCOUNT>	500,000	0.90
TAMKANG INTERNATIONAL PTY LTD <LU FAMILY A/C>	500,000	0.90
MRS FU HUEI-YUN WANG	465,275	0.84
CHARLES TSAN-JIAN CHEN	450,000	0.81
MR WEN SHUI KUO HUANG + MRS HUANG PI-HSIA KUO	400,000	0.72
TOTAL	**41,455,402**	**74.98**

Unquoted Equity Securities

Number	No. on issue	No. of holders
Options issued under the Directors and Employees Option Incentive Plan	977,200	31

Corporate Directory

Progen Pharmaceuticals
ABN: 82 010 975 612

Directors
I.S. Arulampalam (Chairman)
H. Chang
C. Harvey

Company Secretary
B. Lucas

Registered Office
Level 18, 101 Collins Street
Melbourne, Victoria 3000
Australia

Phone +61 7 3273 9133
Fax +61 7 3375 1168

www.progen-pharma.com

Share Registry – Australia
Computershare Investor Services Pty Ltd

117 Victoria Street
West End, Queensland 4101
Phone 1300 552 1168

Share Registry – United States
Computershare Trust Company

350 Indiana Street
Suite 750
Golden, CO, 80401
Phone + 1 303 262 0600

Bankers
Westpac Banking Corporation

Stock Exchanges
ASX: PGL
OTC: PGLA

Auditors
BDO East Coast Partnership

Level 10, 1 Margaret Street
Sydney, New South Wales 2000
Australia



PROGEN
PHARMACEUTICALS

www.progen-pharma.com